EXHIBIT 12.1

AFFINITY GROUP, INC.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Years ended December 31,												Three months ended March
	2003 Proforma		2003		2002		2001		2000		1999		2004 Proforma		2004		2003
Earnings:
Income (loss) from continuing operations before income taxes	$21,108		$39,231		$35,750		$18,584		$23,185		$26,235		$3,254		$5,446		$8,673
Fixed charges	26,429		7,263		6,232		12,888		15,891		14,920		6,225		4,033		1,331
Earnings as adjusted	47,537		46,494		41,982		31,472		39,076		41,155		9,479		9,479		10,004
Fixed Charges:
Interest expenses (includes amortization of deferred financing fees but excludes write-off of deferred financing fees) and a portion of rental expense determined to represent Interest	26,429		7,263		6,232		12,888		15,891		14,920		6,225		4,033		1,331
Ratio of earnings to fixed charges:	1.8	x	6.4	x	6.7	x	2.4	x	2.5	x	2.8	x	1.5	x	2.4	x	7.5	x

In calculating the ratio of earnings to fixed charges, earnings consist of (loss) income before income taxes plus fixed charges. Fixed charges consist of interest expense (which includes the amortization of deferred financing fees but excludes the write-off of deferred financing fees) and a portion of rental expense determined to represent interest based on imputed interest rates.